FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of September, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           ________________________________________________________
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           ________________________________________________________
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F        X             Form 40-F
                              ---------                     ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes                            No               X
                              ---------                     ----------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

[CEMIG LOGO]   [LEVEL 1 BOVESPA LOGO]   [LATIBEX LOGO]  [CIG LISTED NYSE LOGO]

                                                                BUSINESS NEWS

IMMEDIATE RELEASE

             For the fourth consecutive year, Cemig is selected by
                        Dow Jones Sustainability Index

       In the DJSI World for 2003/2004, Cemig continues to be the only Brazilian company in the electric power sector to be included in this Index.

Belo Horizonte, Brazil, Sep. 5, 2003 - Companhia Energetica de Minas Gerais - CEMIG, one of Brazil's largest energy companies, today reported that for the fourth consecutive year it has been selected for inclusion in the Dow Jones Sustainability World Index (DJSI World) for the 2003/2004 period, together with 317 other companies, of which only three are Brazilian. The survey involved over 2,500 companies in 60 industrial sectors in 34 countries. The companies selected represent a total market capitalization of over US$ 5.5 trillion.

The DJSI World is considered a highly trustworthy index on a worldwide level, and for Cemig, it means recognition that the company carries out its activities in accordance with the principles of sustainable development, while seeking to create value for its shareholders, take advantage of business opportunities, and manage the risks associated with economic, environmental and social factors. The selection takes into account not only financial performance, but also the quality and continuous improvement of the company's management, which believes in integrating environmental and social activities as a way to achieve long-term sustainability.

Since its creation in January 1999, the DJSI World has become an important reference tool for investors and portfolio managers who base their investment decisions on the DJSI World's performance. The fact that a company belongs to the DJSI World is considered by these portfolio managers and investors testament to the fact that the company is concerned with the environment and the social well-being of the community, interacting in a transparent, solid and loyal manner with its clients, shareholders, employees, suppliers and the government.

Contacts:

Luiz Fernando Rolla                                   Vicky Osorio
Relacoes com Investidores, CEMIG                      The Anne McBride Company
Tel. +55-31-3299-3930                                 Tel. 212-983-1702
Fax +55-31-3299-3933                                  Fax 212-983-1736
lrolla@cemig.com.br                                   vicky@annemcbride

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     COMPANHIA ENERGETICA DE MINAS
                                     GERAIS - CEMIG




                                     By:  /s/ Flavio Decat de Moura
                                        ------------------------------
                                        Name:   Flavio Decat de Moura
                                        Title:  Chief Financial Officer
                                                and Investor Relations Officer





Date:  September 9, 2003